Filed by XTO Energy Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.
Commission File No.: 1-10662

To our Employees:

For more than two decades, our team at XTO Energy has worked to build an extraordinary organization, business and investment. This historic day represents all of that success.

As such, we are pleased and proud to announce today an agreement with ExxonMobil that combines XTO Energy with them, and establishes a journey for us ahead. The transaction is valued at about $41 billion with ExxonMobil issuing .7098 shares for each share of XTO. The premium to our shareholders equals about 25% and the deal is subject to shareholder and regulatory approval.

From our perspective, the new organization represents the best opportunity for the future. First and foremost, ExxonMobil recognizes the exceptional quality of our employees, our strong technical expertise and, of course, the business we have built. As a result, a new organization, within ExxonMobil, will be established going forward that will manage, develop and produce unconventional resources on a global basis. This new and innovative organization will be located in Fort Worth in our current corporate offices. XTO employees provide the foundation and talent for the new organization and we anticipate great opportunities for us ahead.

We understand that you will have many questions throughout this transition process. For immediate information, a copy of today’s press release is attached. ExxonMobil’s investor relations webcast will be conducted at 10 AM (CST), with access information in the attachment. A detailed presentation by ExxonMobil will be available at that time. A recording of an earlier media teleconference will also be provided on the XTO website, as soon as possible. Further information will be available on a continuing basis to address your questions and any ongoing concerns.

It is very important that you understand ExxonMobil has tremendous respect for XTO and our employees. We look forward to new achievements for our organization in the years ahead.

/s/ Bob R. Simpson	/s/ Keith A. Hutton	/s/ Vaughn O. Vennerberg, II
Chairman & Founder	Chief Executive Officer	President

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ExxonMobil will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of XTO that also constitutes a prospectus of ExxonMobil. ExxonMobil and XTO also plan to file other documents with the SEC regarding the proposed agreement. A definitive proxy statement/prospectus will be mailed to stockholders of XTO. Investors and security holders of XTO are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ExxonMobil and XTO, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at 972-444-1156. Copies of the documents filed with the SEC by XTO will be available free of charge on XTO’s internet website at www.xtoenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting XTO’s Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 17, 2009. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 13, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements may concern, among other things, future plans, projections, events or conditions. Such statements are based upon the current beliefs and expectations of ExxonMobil’s and XTO’s management and are subject to significant risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the timing to consummate the proposed merger; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the expected time period; the failure of XTO’s stockholders to approve the merger; ExxonMobil’s ability to promptly and effectively integrate XTO’s businesses; and the diversion of management time on merger-related issues. Other factors that could materially affect ExxonMobil’s and XTO’s actual results, including the timing and extent of changes in oil and gas prices, changes in underlying demand for oil and gas; the timing and results of drilling activity; delays in completing production; treatment and transportation facilities; higher than expected production costs and other expenses; pipeline curtailments by third-parties; general market conditions; and other factors discussed under the heading “Factors Affecting Future Results” on ExxonMobil’s website, in Item 1A of ExxonMobil’s 2008 Form 10-K and in Item 1A of XTO’s 2008 Form 10-K. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ExxonMobil or XTO. Neither ExxonMobil nor XTO assumes any duty to update these statements as of any future date or revise any forward-looking statements. The information contained on XTO’s website and ExxonMobil’s website are not part of this communication.

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